Exhibit 99.1

Sterlite Industries (India) Limited 75 Nehru Road, Vile Parle (East) Mumbai 400099, INDIA Tel: +91 (0) 22 6646 1000 Fax: +91 (0) 22 6646 1451 www.sterlite-industries.com
28 April 2009
Sterlite Industries (India) Limited
Results for the Fourth Quarter and Full Year Ended 31 March 2009
Mumbai: Sterlite Industries (India) Limited (“SIIL” or the “Company”) today announced its consolidated results for the fourth quarter (“Q4”) and audited results for the Full year (“FY2009”) ended 31 March 2009.
■	Highest ever annual mined and saleable metal production of zinc, lead and silver.

■	All expansion projects progressing well and on schedule.

■	Strong balance sheet with cash, cash equivalents and liquid investments of Rs. 19,287 crores

■	Hindustan Zinc ranked Second Best employer in India and also ranked one of the Best Employer in Asia in top 25 Asian Companies, in 2009, in a survey conducted by Hewitt Associates.
Financial Highlights

	(In Rs. crore, except as stated)
	Quarter ended			Full year ended
	31 March		Change	31 March		Change
Particulars	2009	2008	%	2009	2008	%
Net Sales/Income from operations	4,336	6,766	(35.9)	21,144	24,705	(14.4)
Profit before interest, depreciation and taxes	1,232	2,766		6,859	9,434
Depreciation	203	(27)		701	595
Interest	131	91		397	319
Profit before taxes	978	2,650		5,816	8,468
Taxes	66	718		855	2,103
Profit after taxes	912	1,932		4,961	6,365
Minority Interest including share of loss of associates	314	614		1,421	1,966
Attributable profit	598	1,318	(54.6)	3,540	4,399	(19.5)
Earnings Per Share (“EPS”) (Rs/share)	8.4	20.3		49.9	65.2
Production Summary

	(in Kt, unless stated)
	Quarter ended			Full year ended
	31 March		Change	31 March		Change
Particulars	2009	2008	%	2009	2008	%
Alumina	42	59	(28.8)	198	217	(8.8)
Aluminium	85	92	(7.6)	357	359	(0.5)
Copper India / Australia
Mined metal content	8	6	33.3	27	28	(3.6)
Cathodes	88	90	(2.2)	313	339	(7.7)
Zinc
Mined metal content	175	138	26.8	651	551	18.2
Refined metal	151	135	11.8	552	426	29.4

Sterlite Industries (India) Limited Results for the Fourth Quarter and Year ended 31 March 2009	Page 2 of 5
Aluminium Business
BALCO
Aluminium production for Q4 and FY2009 was 85,000 tonnes and 357,000 tonnes respectively, compared with 92,000 tonnes and 359,000 tonnes in the corresponding prior periods. As part of our focus on improving profitability and cash flow, we shut down a part of the BALCO Plant I smelter in Q4 2009 due to higher operational costs. Consequently, we are selling surplus power in commercial market, to maximise returns.
Revenues for Q4 and FY2009 were Rs. 813 crores and Rs. 3,934 crores respectively, compared with Rs. 1,125 crores and Rs. 4,170 crores in the corresponding prior periods. EBIDTA for Q4 and the FY 2009 was Rs. 3 crores and Rs. 896 crores respectively, compared with Rs. 404 crores and Rs. 1,393 crores in the corresponding prior periods. The decrease in revenue and profitability was primarily on account of reduction in LME. During Q4, LME prices of aluminium fell by ~50% to $1,360/tonne compared with $2,729/tonne in the corresponding prior quarter.
The cost control measures undertaken by the Company along with the drop in input prices started yielding positive impact on the unit cost of production (“CoP”) at BALCO, which reduced to $1,385 per tonne in Q4 compared with $1,642 per tonne in the immediately preceding quarter. Unit CoP in March 2009 was $1,177 per tonne. Going forward, we expect the trend of reduction in costs to continue.
Construction at the new 325,000 tpa aluminium smelter site at BALCO has commenced. Construction of the 1,200MW captive power plant is also in full swing. The project is on schedule for first metal tapping from October 2010, as earlier announced.
Vedanta Aluminium Limited (“VAL”).
The first phase of the 500,000 tonne per annum (‘tpa”) Jharsuguda I aluminium smelter is progressing well. Till date and at present 257 pots have been brought in line, supported by 5 units of captive power plant. The remaining 76 pots in the first phase are ready for commissioning, awaiting power stabilisation. With this, the first 250,000 tpa phase is expected to be fully operational by the first quarter of FY 2010, six months ahead of the original schedule. Work on the second 250,000 tpa phase is on schedule. We plan to commence phased commissioning from June 2009 and become fully operational by end FY 2010.
The first stream of the alumina refinery at Lanjigarh is fully operational and produced 171,000 tonnes in Q4 2009, close to its rated capacity. The second stream of the alumina refinery has also recently commenced operations. We expect to start progressive feeding of the Lanjigarh alumina refinery with our own Niyamgiri bauxite by mid FY 2010.
The new 1.25 million tpa Jharsuguda II aluminium smelter project is progressing well with civil construction activities in progress in all major areas of the four pot lines and associated plants. All major packages have been ordered and the overall project is on schedule for phased commissioning from March 2010, as previously announced.
Work on the 600,000 tpa debottlenecking project at our Lanjigarh alumina refinery is progressing on schedule for completion by March 2010, as earlier announced. Ordering of critical items has commenced for the new 3mtpa Lanjigarh alumina refinery expansion project and work is progressing on schedule.

Sterlite Industries (India) Limited Results for the Fourth Quarter and Year ended 31 March 2009	Page 3 of 5
Copper Business (Sterlite Industries)
During Q4 2009, copper cathode production at the Tuticorin smelter was 88,000 tonnes, broadly same as the corresponding prior quarter. Cathode production for FY 2009 was 313,000 tonnes, 7.7% lower than the previous year due to planned maintenance in Q1 2009 and to repair damage in the cooling tower structure in Q3 2009. The cooling tower is now repaired and restored to its normal operations from January 2009 onwards.
Mined metal production at our Australian mines was 8,000 tonnes in Q4 2009 with FY 2009 production at 27,000 tonnes, in line with our expectations.
Revenues for Q4 and FY2009 were at Rs. 2,260 crores and Rs. 11,530 crores respectively, compared with Rs. 3,375 crores and Rs. 12,657 crores in the corresponding prior periods. The decrease in revenues was primarily on account of steep fall in LME prices of copper and fall in by-product realisation.
EBITDA for Q4 and FY2009 was at Rs. 290 crores and Rs. 1,272 crores respectively, compared with Rs. 344 crores and Rs. 1,215 crores in the corresponding prior periods. The decrease in profitability was mainly on account of steep fall in by-products realization and lower Tc/Rc.
The Gross COP has reduced considerably from 16.94 c/lb in Q3 to 12.79 c/lb in Q4, mainly due to reduction in global commodity and crude prices.
After a good first half, the acid business saw a sharp decline in prices, mainly on account of cheaper fertilizer imports and low sulphur costs. The market showed signs of recovery at the fag end of the year.
Though fall in LME prices resulted in closure and cutbacks of several mines, global concentrate Tc/Rcs have been settled around 75/7.5 from this calendar year onwards. Spot market remains tight due to increased Chinese offtake.
Zinc Business (HZL)
During Q4 and FY 2009, company recorded its highest ever quarterly and annual zinc mined metal production of 175,438 tonnes and 651,494 tonnes, an increase of 27.3% and 18.1% respectively compared with the corresponding prior periods. The increase in production was primarily on account of the successful commissioning and ramp-up of the stream III concentrator at the Rampura Agucha mine.
During Q4 and FY 2009, refined zinc production was 150,544 tonnes and 551,724 tonnes respectively, an increase of 11.1% and 29.4% compared with the corresponding prior periods. The increase in production was primarily on account of the additional production from the ramped-up 88,000 tonnes debottlenecked capacity.
During Q4, refined lead production was lower at 15,691 tonnes compared with the corresponding prior quarter, primarily on account of an unplanned shutdown of the Ausmelt smelter in January 2009. During FY 2009, refined lead production was at 60,323 tonnes, an increase of 3.5% compared with the corresponding prior year.
Sales during Q4 were also augmented by the sale of 25,055 dry metric tonnes of surplus lead concentrate.

Sterlite Industries (India) Limited Results for the Fourth Quarter and Year ended 31 March 2009	Page 4 of 5
During Q4 and FY 2009, HZL achieved a record saleable silver production of 35,176 kilograms and 105,055 kilograms, an increase of 47.5% and 30.6% respectively compared with the corresponding prior periods. The increase in production was primarily on account of increased operational efficiencies and higher silver content in concentrates.
Revenues for Q4 and FY 2009 were lower at Rs. 1,263 crores and Rs. 5,680 crores respectively, compared with Rs. 2,266 crores and Rs. 7,878 crores in the corresponding prior periods.
EBITDA for Q4 and FY 2009 was Rs. 581 crores and Rs. 2,875 crores, compared with Rs. 1,493 crores and Rs. 5,602 crores respectively, in the corresponding prior periods.
For the year, the positive impact, on sales and profitability, of higher volumes, higher by-product realisations and rupee depreciation was more than offset by the negative impact of lower zinc and lead LME prices and higher input costs.
During Q4 and FY 2009, average zinc prices declined to $1,174 per tonne and $1,563 per tonne respectively, compared with $2,426 per tonne and $2,992 per tonne in the corresponding prior periods. During the same period, average lead LME was $1,160 per tonne and $1,660 per tonne respectively, compared with $2,891 per tonne and $2,875 per tonne respectively.
Cost of production for FY2009 was at the same level as in the previous year. During Q4, cost of production, before royalty, was lower at $621/tonne compared with the $698/tonne in the immediately preceding quarter.
Construction activity at the 210,000 tpa zinc smelter and 100,000 tpa lead smelter at Rajpura Dariba is progressing well and is on schedule for completion by mid-2010. Works at the mining projects at Rampura Agucha, Sindesar Khurd and Kayar are also progressing on schedule for progressive commissioning from mid-2010.
Post completion of these projects, Hindustan Zinc will be the largest integrated zinc-lead producer with a capacity of 1,064,000 tpa.
Commercial Energy Projects
Work on 2,400 MW (4x600 MW) coal based Independent thermal power plant at Jharsuguda is progressing well and is on schedule for progressive commissioning from late 2009 as expected.
Cash, Cash Equivalents and liquid investments
Consolidated cash, cash equivalents and liquid investments as on 31 March 2009 was Rs. 19,287 crores. This includes Rs. 13,782 crores in debt mutual funds and Rs. 5,505 cores in fixed deposits with banks. The Company has strong internal control mechanism that includes continuous review and monitoring of all its investments. The investments portfolio is independently reviewed by Credit Rating Information Services of India Limited (CRISIL) on an ongoing basis.

Sterlite Industries (India) Limited Results for the Fourth Quarter and Year ended 31 March 2009	Page 5 of 5

For further information, please contact:
Sumanth Cidambi	sumanth.cidambi@vedanta.co.in
Director — Investor Relations	Tel: +91 22 6646 1531
Sterlite Industries (India) Limited

Sheetal Khanduja
Manager — Investor Relations	Sheetal.khanduja@vedanta.co.in
Sterlite Industries (India) Limited	Tel: +91 22 6646 1427
About Sterlite Industries
Sterlite Industries is India’s largest non-ferrous metals and mining company with interests and operations in aluminum, copper and zinc and lead. It is a subsidiary of Vedanta Resources plc, a London-based diversified FTSE 100 metals and mining group. Sterlite Industries’ main operating subsidiaries are Hindustan Zinc Limited for its zinc and lead operations; Copper Mines of Tasmania Pty Limited for its copper operations in Australia; and Bharat Aluminum Company Limited for its aluminum operations. The company operates its own copper operations in India. The company has entered the commercial energy generation business and is in the process of setting up a 2,400MW independent power plant through its wholly owned subsidiary, Sterlite Energy Limited. Sterlite Industries is listed on the Bombay Stock Exchange and National Stock Exchange in India and the New York Stock Exchange in the United States. For more information, please visit www.sterlite-industries.com.
Disclaimer
This press release contains “forward-looking statements” — that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward-looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters. of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.